STATEMENT OF FINANCIAL CONDITION

HRT Financial LP
Year Ended December 31, 2025
With Report of Independent
Registered Public Accounting Firm

HRT Financial LP

Statement of Financial Condition

December 31, 2025

Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
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Report of Independent Registered Public Accounting Firm

To the Partners and Management of HRT Financial LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HRT Financial LP (the "Partnership") as of December 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Partnership's auditor since 2013.

February 23, 2026

HRT Financial LP

Statement of Financial Condition

December 31, 2025

(in thousands)

Assets

Cash and cash equivalents	$	51,109
Collateralized agreements:		
Securities borrowed		1,093,067
Receivable from brokers, broker-dealers, exchanges, and clearing organizations		1,435,085
Financial instruments owned, at fair value		24,707,775
Other assets		46,601
Total assets	$	27,333,637

Liabilities and Partners' Capital

Payable to brokers, broker-dealers, exchanges, and clearing organizations	$	2,416,542
Collateralized agreements:		
Securities loaned		7,481,433
Securities sold under agreements to repurchase		579,579
Financial instruments sold, not yet purchased, at fair value		11,214,744
Other liabilities		1,423,362
Total liabilities		23,115,660
Partners' capital		
Total partners' capital		4,217,977
Total liabilities and partners' capital	$	27,333,637

The accompanying notes are an integral part of the Statement of Financial Condition.

1. Organization and Nature of Business

HRT Financial LP ("HRTF" or the "Partnership") is a Delaware limited partnership. HRTF is 98% owned by Hudson River Trading LLC ("HRT") and 2% by HRT GP LLC. HRT and HRT GP LLC are collectively known as the "Partners."

HRTF is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), a member of the Securities Investor Protection Corporation ("SIPC") and is licensed to transact on various exchanges. The Partnership acts as a dealer in securities. FINRA is HRTF's designated examining authority.

HRTF provides liquidity to financial markets and trades financial instruments utilizing a proprietary electronic trading system. HRTF self-clears a portion of its trading activity in United States ("US") equity securities and clears its remaining trading activity through unaffiliated clearing firms on a fully disclosed basis using clearing agreements.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition and the reported amounts reflected in Partners' capital during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

As of December 31, 2025, Cash and cash equivalents include cash in bank deposit accounts maintained at global banks and there were no cash equivalents. HRTF defines cash equivalents as short-term highly liquid investments with maturities at the time of purchase of three months or less. The Partnership at times may maintain cash in deposit accounts in excess of federally insurable limits. The Partnership has not experienced any losses on such accounts.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents (continued)

Included in Cash and cash equivalents is restricted cash equivalent of $0.3 million. The Partnership's restricted cash equivalent primarily consists of a money market account held at a global bank for collateralized transactions. The Partnership at times may maintain deposit accounts in excess of Federal Deposit Insurance Corporation limits. The Partnership has not experienced any losses on such accounts.

Collateralized Agreements and Financings

In accordance with Accounting Standards Codification ("ASC") 860, *Transfers and Servicing*, Securities borrowed and securities loaned transactions are collateralized financing arrangements that are recorded at the amount of cash collateral advanced or received. In these transactions, HRTF receives cash from the borrower of the securities, or deposits cash with the lender of the securities.

The Partnership enters into securities borrowed and securities loaned transactions as part of its normal course of business. The Partnership is generally permitted to repledge the securities borrowed and use them to deliver to counterparties to cover short positions, whereas securities loaned transactions help finance the Partnership's securities inventory. The Partnership nets securities borrowed with securities loaned when the requirements of ASC 210-20, *Offsetting* ("ASC 210-20"), are met.

The Partnership also enters into Securities purchased under agreements to resell ("Resale Agreements") and Securities sold under agreements to repurchase ("Repurchase Agreements") as part of its normal course of business. These agreements are treated as collateralized financing transactions and are recorded at contract value plus accrued interest, which approximates fair value. For Repurchase Agreements, the Partnership's custodian takes possession of collateral in the form of securities with a fair value approximately equal to the principal amount of the repurchase transaction. For Resale Agreements, the Partnership typically requires delivery of collateral in the form of securities with a fair value approximately equal to the carrying value of the relevant assets in the Statement of Financial Condition. The Partnership nets securities purchased under Resale Agreements with securities sold under Repurchase Agreements when management identifies that the requirements of ASC 210-20 are met. The Resale Agreements and Repurchase Agreements are collateralized by US government obligations.

The Partnership monitors the market value of securities borrowed and securities loaned on a daily basis with additional collateral obtained or refunded as necessary.

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements

Financial instruments owned, at fair value and Financial instruments sold, not yet purchased, at fair value are carried at fair value on a recurring basis. ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and determines disclosure requirements associated with the use of fair value requirements.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The changes in fair value of the Partnership's financial instruments are reflected in Partners' capital in the Statement of Financial Condition.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value

The Partnership records Financial instruments owned, at fair value, and Financial instruments sold, not yet purchased, at fair value, including related trading gains and losses and related expenses, on a trade date basis. Amounts receivable and payable for financial instruments transactions that have not reached their contractual settlement date are recorded, respectively, in the Statement of Financial Condition under Receivable from and Payable to brokers, broker-dealers, exchanges and clearing organizations.

Financial instruments sold, not yet purchased, at fair value include obligations to purchase financial instruments at a future date. Such obligations have market risk to the extent subsequent market fluctuations may require the Partnership to repurchase such financial instruments at prices in excess of the market value reflected in the Statement of Financial Condition.

2. Summary of Significant Accounting Policies (continued)

Other liabilities

Other liabilities primarily consist of notes payable to Parent and short-term borrowings related to trading activities. The notes payable to Parent are recorded at the outstanding principal amount plus accrued interest. Further details about notes payable to Parent are disclosed in Note 10. Short-term borrowings are recorded at the outstanding principal amount plus accrued interest. The short-term borrowings require the Partnership to pledge securities as collateral with a fair value greater than the carrying value of the borrowings. As of December 31, 2025 the amount of short-term borrowings was $250.0 million and the pledged amount was $270.7 million.

For trade settlement purposes, the Partnership has a fully committed line of credit with a syndicate of global banks of $750.0 million, and also maintains an uncommitted line of credit of $200.0 million with a global bank. All borrowings are required to be fully collateralized with securities pledged. As of December 31, 2025, the Partnership did not have any outstanding borrowings under either of these two lines of credit.

Revenue Recognition

Trading gains, net is recognized on a trade date basis.

Dividends are recorded on the ex-dividend date, and interest is recognized on an accrual basis.

Income Taxes

The Partners are disregarded entities for US tax purposes and owned by the same entity, therefore the Partnership is also a disregarded entity for US tax purposes. Therefore, no provision has been included in the Statement of Financial Condition for US federal, state, or city income taxes, or for income taxes in other relevant jurisdictions.

As of December 31, 2025, HRTF determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740, *Income Taxes* ("ASC 740"), and accordingly, management has concluded that no additional ASC 740 disclosures are required.

Notes to Statement of Financial Condition (continued)

2. Summary of Significant Accounting Policies (continued)

Segment Reporting

The Partnership is engaged in a single line of business of proprietary trading as a securities dealer. The Partnership has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who reviews net income and Total assets for purposes of making operating decisions, assessing financial performance, and allocating resources. The accounting policies used to measure the profits and loss of the segment are the same as those described in the above Summary of Significant Accounting Policies.

Additionally, the CODM uses Partners' capital and excess net capital (see note 13), which are not measures of profit and loss, to make operational decisions while maintaining capital adequacy. The Partnership's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Partnership as a whole.

3. Receivable from and Payable to Brokers, Broker-Dealers, Exchanges and Clearing Organizations

As of December 31, 2025, Receivable from and Payable to brokers, broker-dealers, exchanges and clearing organizations primarily represents unsettled trades, deposits of cash or other short-term financial instruments held by other clearing organizations, margin held by brokers and broker-dealers, debit balances and fails to deliver and receive. The Partnership nets receivable and payable balances when management has identified that the requirements of ASC 210-20 are met.

3. Receivable from and Payable to Brokers, Broker-Dealers, Exchanges and Clearing Organizations (continued)

Amounts Receivable from and Payable to brokers, broker-dealers, exchanges, and clearing organizations as of December 31, 2025, consist of the following:

(in thousands)

	Receivable	Payable
Margin held by brokers and broker-dealers	$ 964,004	$ —
Debit balances	—	1,673,301
Unsettled trades	173,098	640,355
Deposits of cash or other short-term financial instruments held by other clearing organizations	227,468	—
Fails to deliver and receive	66,838	1,025
Other	3,677	101,861
	$ 1,435,085	$ 2,416,542

4. Fair Value Measurement

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: These are inputs based on quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access at the measurement date.

Level 2: These are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: These are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Partnership's own data.

4. Fair Value Measurement (continued)

Financial instruments classified as Level 1 include equities which are valued based on quoted prices from the exchanges, options which are valued using published prices from the clearinghouses or exchanges, or executed trade data, and US government obligations which are valued using a third-party pricing service. The prices by these pricing services are determined by using end of day published prices, executed trade data, active quotes, and other relevant pricing data.

Financial instruments classified as Level 2 include options and equities which are either traded in inactive markets or priced using inactive quotes or other relevant pricing data.

As of and during the year ended December 31, 2025, HRTF did not hold any financial instruments that met the definition of Level 3.

The following tables present the Partnership's fair value hierarchy of financial instruments as of December 31, 2025:

(in thousands)
Assets

Description		Total		Fair Value Measurement Level 1		Level 2
Financial instruments owned, at fair value						
Equities	$	23,232,771	$	23,232,771	$	—
Options		1,254,232		1,108,788		145,444
US government obligations		220,772		220,772		—
	$	24,707,775	$	24,562,331	$	145,444

Liabilities

Description		Total		Level 1		Level 2
Financial instruments sold, not yet purchased, at fair value						
Equities	$	9,863,085	$	9,822,267	$	40,818
Options		1,078,947		953,853		125,094
US government obligations		272,712		272,712		—
	$	11,214,744	$	11,048,832	$	165,912

4. Fair Value Measurement (continued)

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value in the Statement of Financial Condition or measured at fair value on a recurring basis are carried at cost which approximates fair value due to their short-term nature and generally negligible credit risk.

These financial instruments not carried at fair value include Securities borrowed, components of Receivables from brokers, broker-dealers, exchanges and clearing organizations, certain Other assets, components of Payables to brokers, broker-dealers, exchanges and clearing organizations, Securities loaned, Securities sold under agreements to repurchase, and certain Other liabilities. These financial instruments not carried at fair value are considered Level 2.

5. Financial Instruments with Off-Balance Sheet Risk

The Partnership enters into listed futures and options contracts within its normal course of business. Such contracts are carried at fair value and have off-balance sheet risk.

The credit risk of listed futures is limited since futures exchanges generally require the daily cash settlement of unsettled gains and losses on open contracts with the futures exchange. Listed futures may be settled by physical delivery of the underlying asset, cash settlement on the settlement date or by entering into an offsetting futures contract with the futures exchange prior to the settlement date. Unsettled gains associated with options contracts that are recorded in the Statement of Financial Condition reflect current counterparty credit risk.

The notional amounts of listed futures and options contracts held reflect the contractual basis upon which daily mark to market calculations are computed and do not reflect the amount at risk. Unsettled gains or losses, rather than notional amounts, represent the fair value of future cash flows. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market volatility.

5. Financial Instruments with Off-Balance Sheet Risk (continued)

The fair value and gross notional amounts of the Partnership's derivative contracts consisted of the following as of December 31, 2025:

(in thousands)
Assets

Contract types	Statement of Financial Condition Line item	December 31, 2025 Fair Value	Notional
Options	Financial instruments owned, at fair value	$ 1,254,232	$ 31,611,773
Listed futures contracts	Receivable from brokers, broker-dealers, exchanges, and clearing organizations	—	330,494

Liabilities

Contract types	Statement of Financial Condition Line item	Fair Value	Notional
Options	Financial instruments sold, not yet purchased, at fair value	$ 1,078,947	$ 31,845,833
Listed futures contracts	Payable to brokers, broker-dealers, exchanges, and clearing organizations	—	11,073,253

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable. The Partnership does not apply hedge accounting as defined in ASC 815, as all financial instruments are recorded at fair value. Exposure to market risk is managed in accordance with risk limits set by senior management, and by buying or selling instruments or entering into offsetting positions.

6. Collateralized Transactions

The Partnership is permitted to sell or repledge securities received as collateral and use these securities to secure Repurchase Agreements, enter into securities lending transactions or deliver these securities to counterparties or clearing organizations to cover short positions. The Partnership and its counterparties in securities lending transactions have rehypothecation rights with respect to the underlying securities received under collateralized financing transactions. The amount of the securities received as collateral as of December 31, 2025 is summarized in the table in Note 7. These Repurchase Agreements and securities borrowing and lending transactions are short term in nature and accordingly their carrying value approximates fair value.

The Partnership monitors the fair value of underlying securities in comparison to the related receivable or payable and as necessary, delivers or obtains additional collateral. As of December 31, 2025, Financial instruments owned and pledged, where the clearing organization has the right to repledge consisted of $9.4 billion of equity securities.

6. Collateralized Transactions (continued)

The following table presents the total gross balance of liabilities recognized in the Statement of Financial Condition for securities financing transactions by remaining contractual maturity of the agreements as of December 31, 2025:

(in thousands)

	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities loaned	$ 9,041,145	$ —	$ —	$ —	$ 9,041,145
Securities sold under agreements to repurchase	619,895	—	—	—	619,895
	$ 9,661,040	$ —	$ —	$ —	$ 9,661,040

7. Assets and Liabilities Subject to Netting

The Partnership manages credit exposure from certain transactions by entering into master securities loan agreements and collateral agreements with certain counterparties. The relevant agreements allow for the efficient closeout of transactions, liquidation and set-off of collateral against the net amount owed by the counterparty following a default. When management identifies that requirements are met, the Partnership nets the amounts eligible for offsetting upon counterparty default related to these balances in the Statement of Financial Condition. The table below represents these assets and liabilities, which are subject to a netting arrangement upon the event of a default under the applicable master securities loan agreements and Repurchase Agreements, as of December 31, 2025:

(in thousands)

	Gross Amounts Recognized	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition	Net Amount
Assets					
Securities borrowed	$ 2,652,779	$ (1,559,712)	$ 1,093,067	$ —	$ 1,093,067
Securities purchased under agreements to resell	40,316	(40,316)	—	—	—
	$ 2,693,095	$ (1,600,028)	$ 1,093,067	$ —	$ 1,093,067
Liabilities					
Securities loaned	$ 9,041,145	$ (1,559,712)	$ 7,481,433	$ —	$ 7,481,433
Securities sold under agreements to repurchase	619,895	(40,316)	579,579	—	579,579
	$ 9,661,040	$ (1,600,028)	$ 8,061,012	$ —	$ 8,061,012

Notes to Statement of Financial Condition (continued)

8. Risks

HRTF's trading activities involve execution, settlement and financing of various trading transactions. These activities may expose the Partnership to off-balance sheet credit and market risk in the event HRTF's clearing brokers and broker-dealers are unable to complete a transaction.

As part of its normal trading activity, HRTF may sell financial instruments not yet purchased. Financial instruments sold, not yet purchased, at fair value represent obligations of HRTF to deliver specified financial instruments at the contracted prices, thereby creating the liability to repurchase such financial instruments in the market at prevailing prices. These transactions result in off-balance-sheet risk, as HRTF's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased, at fair value may exceed the amount recognized in the Statement of Financial Condition. Financial instrument positions are monitored on a daily basis to address the Partnership's risks as identified and described below.

Counterparty Credit Risk

In the normal course of business, certain of the Partnership's financial instruments, cash, securities, and other assets are transacted with several brokers, broker-dealers, and counterparties. HRTF is subject to credit risk to the extent any broker, broker-dealer, or counterparty with which it conducts business is unable to fulfill its contractual obligations to HRTF.

HRTF maintains its cash and securities in bank deposit and brokerage accounts, which, at times, may exceed federally insured limits or may not be insured. The Partnership is exposed to the risk that third parties will not perform their obligations and such third parties will owe the Partnership money, financial instruments or other assets. These parties may default on their obligations to the Partnership due to bankruptcy, lack of liquidity, operational failure or other reasons. The Partnership has not experienced any material losses due to such exposure.

Market Risk

Market risk is the risk of loss resulting from adverse changes in market rates and prices, such as interest rates.

Concentration

For strategies that clear through brokers and broker-dealers, HRTF is dependent on its current clearing brokers and broker-dealers to execute its trading strategies and the replacement of these services could take a few months, thereby affecting the normal operations of the Partnership.

8. Risks (continued)

Foreign Currency Risk

A portion of HRTF's normal business activities is denominated in various currencies outside HRTF's functional currency, which in turn creates foreign currency exposure.

9. Partners' Capital

In accordance with HRTF's limited partnership agreement, profits and losses are allocated to Partners according to their respective interests in the Partnership.

Partners have redemption rights which contain certain restrictions with respect to rights of withdrawal from HRTF as specified in its limited partnership agreement. The Partnership is also subject to the restriction of withdrawals of capital as outlined in Rule 15c3-1 of the Securities Exchange Act of 1934.

10. Transactions with Affiliates

As of December 31, 2025, an agreement between the Partnership and HRT exists where HRT is reimbursed by the Partnership for expenses incurred by HRT to support the business operations of the Partnership. These expenses include fixed expenses related to personnel and operating costs, as well as variable expenses related to personnel and indirect trading related costs. As of December 31, 2025, the payable from this agreement due to HRT is $105.3 million and is recorded in Other liabilities on the Statement of Financial Condition.

As of December 31, 2025, the Partnership has a revolving loan promissory note with its Parent ("notes payable to Parent") with an outstanding principal and accrued interest balance of $1.0 billion recorded in Other liabilities on the Statement of Financial Condition.

11. Guarantees

ASC 460, Guarantees ("ASC 460"), requires HRTF to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

11. Guarantees (continued)

Indemnifications/Other Guarantees

In the normal course of its business, HRTF indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with providing services to the Partnership. The maximum potential amount of future payments that HRTF could be required to make under its indemnifications and guarantees cannot be estimated. However, HRTF believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

12. Commitments and Contingencies

HRTF may be named as a defendant in certain litigation, arbitration, and regulatory actions arising out of its activities in financial instruments. Management believes that as of December 31, 2025, that HRTF is not subject to any litigation, arbitration, or regulatory action that requires an accrual to be made in accordance with ASC 450, "Loss Contingencies."

The Partnership is a member of two clearinghouses that clear and/or settle securities. Associated with one of its memberships, the Partnership is required to post collateral to secure settlement obligations.

In the event of systemic or counterparty failure, a clearinghouse will follow its close out and loss allocation procedures as detailed in its rules, and the Partnership may be required to share in any losses. Any potential contingent liability under these membership agreements cannot be estimated. The Partnership has not recorded any contingent liability in the Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements related to a systemic or counterparty failure is remote.

13. Regulatory Requirements

HRTF is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Partnership has elected to use the alternative method, permitted by the Rule, which requires the Partnership to maintain minimum net capital, as described in Rule 15c3-1, equal to the greater of $1 million or 2% of aggregate debit balances as defined in the SEC Customer Protection Rule ("Rule 15c3-3"). As of December 31, 2025, HRTF had net capital of $3,088 million which exceeded its required minimum net capital of $1 million by $3,087 million.

Notes to Statement of Financial Condition (continued)

13. Regulatory Requirements (continued)

The Partnership primarily self-clears its trading activities in US equity securities, and is therefore subject to Rule 15c3-3. However, as of December 31, 2025, and throughout the year, HRTF did not carry securities accounts for third-party customers or perform custodial functions related to third-party customer securities. Consequently, as of December 31, 2025, there are no amounts required to be reserved in accordance with Rule 15c3-3.

14. Subsequent Events

The Partnership has performed an evaluation of subsequent events through February 23, 2026, which is the date the Statement of Financial Condition was issued. During this time, the Partners have withdrawn capital of $500.0 million. There have been no additional material subsequent events that occurred during such period that would be required to be recognized in the Statement of Financial Condition as of and for the year ended December 31, 2025.